	OMB APPROVAL

	OMB Number:	3235-0116
	Expires:	March 31, 2014
	Estimated average burden
	hours per response.	8.7
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2011.

Commission File Number ________________

___________Genoil Inc. _______________________________________________________

     (Translation of registrant’s name into English)

#1650, 777 – 8th Ave SW, Calgary, Alberta, Canada T2P 3R5

____________________________________________________________________________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENOIL INC.
(Registrant)

Date	May 3, 2011	By /signed/ D.K. Lifshultz

* Print the name and title under the signature of the signing officer.		(Signature) * David K. Lifshultz
Chief Executive Officer

Persons who are to respond to the collection of information contained in
SEC 1815 (04-09)		this form are not required to respond unless the form displays a currently valid OMB control number.